UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33279 / October 23, 2018

_____

In the Matter of   :
                                                                    :
BC PARTNERS LENDING CORPORATION   :
BCP SPECIAL OPPORTUNITIES FUND I LP   :
BC PARTNERS ADVISORS L.P.   :
                                                                    :
650 Madison Avenue   :
New York, New York 10022   :
                                                                    :
(812-14860)   :
                                                                    :
_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

BC Partners Lending Corporation, BCP Special Opportunities Fund I LP, and BC Partners
Advisors L.P. filed an application on December 27, 2017, and amendments on May 31, 2018
and September 12, 2018, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. The order would permit a business development company and certain registered closed-
end management investment companies (collectively, the "Investors") to co-invest in portfolio
companies with each other and with certain affiliated investment funds.

On September 26, 2018, a notice of the filing of the application was issued (Investment
Company Act Release No. 33256). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Investors in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by BC Partners Lending Corporation, et al. (File No. 812-14860) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary